UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Angie’s List, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

034754101
(CUSIP Number)

EAMON SMITH
TCS CAPITAL MANAGEMENT, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10106
(212) 621-8760

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 034754101

1	NAME OF REPORTING PERSON TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (funds from investment advisory clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,915,280
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,915,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,915,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 034754101

1	NAME OF REPORTING PERSON ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (funds from investment advisory clients), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 646,248
	8	SHARED VOTING POWER 5,915,280
	9	SOLE DISPOSITIVE POWER 646,248
	10	SHARED DISPOSITIVE POWER 5,915,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,561,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 034754101

AMENDMENT NO. 5 TO THE SCHEDULE 13D

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons, in the aggregate, have invested approximately $42,062,659 in the Issuer, which includes any commissions incurred in making the investments. The shares of Common Stock held in the Accounts were purchased with working capital of the Accounts.  The shares of Common Stock held in the irrevocable family trust were purchased with Eric Semler’s personal funds.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 29, 2016, TCS Management and Eric Semler (together with their affiliates, “TCS”) entered into a Settlement Agreement with the Issuer (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, immediately upon execution of the Agreement, the Issuer agreed to: (i) accept the resignation tendered by John W. Biddinger as a member of the Issuer’s Board of Directors (the "Board"); (ii) increase the size of the Board such that there will be eleven (11) directors on the Board; (iii) appoint Thomas R. Evans as a Class I director and member of the Compensation Committee of the Board; and (iv) appoint Eric Semler (the “TCS Designee”) as a Class III director and member of the Nominating and Corporate Governance Committee of the Board (the TCS Designee, together with Mr. Evans, the “Shareholder Designees”).  The Issuer also agreed that from and after the date of appointment of any Shareholder Designee until the earlier of (i) the 2018 annual meeting of shareholders (the “2018 Annual Meeting”) or (ii) the tenth (10th) day following the day on which no Shareholder Designee is serving as a director, the Board shall not form any new committee unless one Shareholder Designee who is serving as a director at such time (to be determined by the TCS Designee) is offered membership on such committee. The Agreement also provides that if any Shareholder Designee (or any replacement director) is unable to serve as a director, resigns or is removed as a director during the Standstill Period (as defined below), TCS will have the ability to recommend a substitute director(s) who meets certain independence and experience criteria for approval by the Nominating and Corporate Governance Committee.

Pursuant to the terms of the Agreement, the TCS Designee agreed to execute and deliver an irrevocable resignation letter to the Issuer such that if at any time TCS ceases to be the beneficial owner of an aggregate Net Long Position (as defined in the Agreement) of 2,930,000 Shares, then the TCS Designee’s resignation shall be deemed automatically tendered and accepted by the Board and the TCS Designee shall cease to be a member of the Board.

Pursuant to the terms of the Agreement, TCS agreed, among other things, to appear in person or by proxy at any annual meeting of shareholders of the Issuer during the Standstill Period to vote all Voting Securities (as defined in the Agreement) owned by it during the Standstill Period (i) for all directors nominated by the Board for election at any such meeting  and (ii) in accordance with the Board’s recommendations on any other proposals that come before any such meeting, provided, however, that  such voting commitment shall not apply in the event of a special meeting of shareholders of the Issuer and any solicitation of shareholder action regarding any action of the Issuer with respect to a merger, acquisition or other extraordinary transactions.  TCS also agreed to certain customary standstill provisions until the tenth (10th) day prior to the deadline for the submission of shareholder nominations for the 2017 annual meeting of shareholders (the “Initial Standstill Expiration Time”); provided, however, that if as of the Initial Standstill Expiration Time, the TCS Designee has not ceased to be a director on the Board, then the Standstill Period shall end at the later of (x) the tenth (10th) day prior to the advance notice deadline for the submission of shareholder nominations for the 2018 Annual Meeting and (y) the tenth (10th) day following the day on which the TCS Designee no longer serves as a director on the Board.

CUSIP NO. 034754101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated to read as follows:

(a)  The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 58,516,677 shares of Common Stock outstanding, as of October 19, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2015.

As of the date hereof, (i) 5,915,280 shares of Common Stock were held in the Accounts and (ii) 646,248 shares of Common Stock were held in the irrevocable family trust.

TCS Management, in its capacity as investment manager to the Accounts, may be deemed to beneficially own the 5,915,280 shares of Common Stock held in the Accounts, representing approximately 10.1% of the issued and outstanding shares of Common Stock. Eric Semler, as the managing member of TCS Management, may be deemed to beneficially own the 5,915,280 shares of Common Stock held in the Accounts and may also be deemed to beneficially own, as the spouse of the trustee of an irrevocable family trust, 646,248 shares of Common Stock held in the irrevocable family trust.  Eric Semler’s aggregate beneficial ownership of Common Stock represents approximately 11.2% of the issued and outstanding shares of Common Stock.  Eric Semler disclaims beneficial ownership of the shares of Common Stock held in the family trust.

(b) TCS Management and Eric Semler have the shared power to vote and dispose of the Common Stock owned by the Accounts reported herein. Eric Semler has the sole power to vote and dispose of the Common Stock held in the irrevocable family trust reported herein.

Item 5(c) is hereby supplemented to add the following:

(c) The Reporting Persons have not transacted in the Issuer’s securities during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 034754101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 29, 2016, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed As Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement by and among TCS Capital Management, LLC, Eric Semler, and Angie’s List, Inc., dated February 29, 2016.

CUSIP NO. 034754101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2016

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER